Exhibit 99.1

Fresenius Medical Care AG & Co. KGaA
Investor News	Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry Proveaux
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

	Internet:	www.fmc-ag.com

June 15, 2007

Fresenius Medical Care Share Split to
Become Effective on June 18, 2007

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the Company”), the world’s largest provider of Dialysis Products and Services, today announced that the share split with capital increase from the Company’s funds approved by the Ordinary General Meeting on May 15, 2007, will become effective on June 18, 2007. On the same day, the shares will be traded “ex split” and the shareholders’ deposits will be adapted to the new number of shares. Every holder of an ordinary share now holds three ordinary shares and every holder of a preference share holds three preference shares. As a result of the share split, the price level will be reduced arithmetically without affecting the overall value for shareholders.

The Fresenius Medical Care shares will continue to trade under ISIN DE0005785802 (ordinary share) and ISIN DE0005785836 (preference share).

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The subscribed capital of Fresenius Medical Care AG & Co. KGaA now amounts to €295,422,342.00, divided into 291,701,520 ordinary shares and 3,720,822 preference shares.

For American Depositary Share (ADS) Investors:
Fresenius Medical Care shares are traded on the New York Stock Exchange (NYSE) in the form of ADSs under the ISIN US3580291066 (ordinary share) and ISIN US3580292056 (preference share). Before the share split 3 ADSs represented 1 underlying share.

Upon effectiveness of the share split, the ratio between the ordinary and preference ADS and the underlying ordinary and preference shares is now 1:1, meaning that one Fresenius Medical Care ordinary or preference ADSs is the equivalent of one Fresenius Medical Care ordinary or preference share.

***

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,500,000 individuals worldwide. Through its network of 2,194 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 169,216 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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